SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           __________________________

                                 SCHEDULE 14D-9
                                (Amendment No. 5)

                      Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                           __________________________

                             CLARK EQUIPMENT COMPANY
                            (Name of Subject Company)

                             CLARK EQUIPMENT COMPANY
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $7.50 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   181396 10 2
                      (CUSIP Number of Class of Securities)

                             Bernard D. Henely, Esq.
                  Vice President, General Counsel and Secretary
                             Clark Equipment Company
                            100 North Michigan Street
                            South Bend, Indiana 46634
                                 (219) 239-0100
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                           William F. Wynne, Jr., Esq.
                                  White & Case
                           1155 Avenue Of The Americas
                            New York, New York 10036
                                 (212) 819-8200


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This Amendment No. 5 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated April 12, 1995 (the "Schedule 14D-9"), of Clark Equipment Company, a Delaware corporation (the "Company") filed in connection with the tender offer made by CEC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Ingersoll-Rand, a New Jersey corporation ("Ingersoll-Rand") to purchase all of the outstanding shares of Common Stock, $7.50 par value (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated March 10, 1987, as amended and restated as of August 14, 1990, and as amended as of April 10, 1995 (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.



Item 8.   Additional Information to be Furnished.

     Item 8 is hereby amended and supplemented by adding thereto the following:

     On May 12, 1995, Ingersoll-Rand issued a press release announcing that it has extended the period during which the Offer will remain open to 5:00 P.M., New York City time, on Friday, May 19, 1995. In its press release, Ingersoll-Rand announced that it is engaged in serious negotiations with a prospective purchaser of the assets of its domestic Paving Equipment Business. The full text of the press release is set forth in Exhibit 22 and is incorporated herein by reference.



Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 22 -- Press release issued by Ingersoll-Rand on May 12, 1995.


                                       -2-







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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         CLARK EQUIPMENT COMPANY

                         By:  /s/ Bernard D. Henely
                              ---------------------------
                              Name:  Bernard D. Henely
                              Title:   Vice President and
                                        General Counsel


Dated:  May 12, 1995




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                            EXHIBIT INDEX
                            -------------


     Exhibit No.    Description
     __________     __________

     22             Press release issued by Ingersoll-Rand on May 12,  1995.